Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2011
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$27,718
Fixed charges	73,416
Capitalized interest	(513)
Distributions of earnings from unconsolidated affiliates	3,382
Total earnings	$104,003

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$68,727
Amortization of deferred financing costs	2,448
Interest expense on financing obligations	665
Capitalized interest	513
Interest component of rental expense	1,063
Total fixed charges	73,416
Distributions on Preferred Units	3,926
Total fixed charges and Distributions on Preferred Units	$77,342

Ratio of earnings to fixed charges	1.42
Ratio of earnings to combined fixed charges and Distributions on Preferred Units	1.34